FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 28, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF - Brasil Foods S.A.

CNPJ-MF 01.838.723/0001-27

Public Company

BRF SHIPS PORK TO CHINA

This Thursday (March 1st), BRF is to send the first shipment of pork to China. The product, frozen boneless pork shoulder, was processed at the company’s unit in Rio Verde (State of Goias), one of only three Brazilian meat processing plants authorized to export to China.

The product is to be traded under a joint venture set up recently by BRF and the Chinese company, Dah Chong Hong Limited (DCH), for distributing products on the Chinese market, processing meat at local plants, developing the Sadia brand and operating on the retail and food service markets in Continental China, Hong Kong and Macau.

At present, BRF is authorized to export only boneless pork to China, but the company is working on licensing plants in the State of Santa Catarina, which is also authorized to ship boned pork, since the region is considered free of foot-and-mouth disease and requires no vaccination.

China is the world’s biggest producer of pork, but is unable to satisfy local demand. Access to the Chinese market is a milestone for both BRF and Brazil, providing a promising outlook for Brazilian agribusiness.

PARTNERSHIP

BRF and DCH were reported to be discussing a possible partnership last May. In its first year, the deal is expected to trade 140 thousand metric tons of product, with revenues of around US$ 450 million and investments in working capital.

In the first project phase, BRF is to provide production capacity, technical support and marketing for the products to be marketed under the joint venture. DCH will provide the supply and distribution chain and facilities for processing, packaging and general support services.

São Paulo, February 28, 2012

Leopoldo Viriato Saboya

Chief Financial Officer and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 28, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director